December 18, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 346-7995

Dwight W. Rettig
Vice President, General Counsel and Secretary
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas
77042-4200

Re: National Oilwell Varco, Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed April 25, 2007
        File No. 001-12317

Dear Mr. Rettig:

        We have reviewed your response letter dated October 25, 2007, and have the
following comments. Please respond to our comments by January 2, 2008, or tell us by
that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

Compensation Discussion & Analysis, page 24

General Overview, page 24

1.   We note your response to prior comment 1. Please indicate in a response letter
        whether you target a specific percentile of your peer group for elements of
        compensation other than base salary and total compensation. Please also confirm
        that you will disclose in future filings where actual payments of salary, total
        compensation and those other elements of compensation that you target to a
        specific percentile, to the extent applicable, fall relative to the median or other

measurement used. To the extent actual compensation of salary, total compensation or other elements of compensation, to the extent applicable, was materially greater or less than the median or other measurement used even after appropriate adjustments were made by the compensation committee, please confirm you will explain in future filings why such deviation occurred.

Annual Incentive Award, page 26

2. We note your response to our prior comment 3 and reissue the comment. Please elaborate on your discussion of competitive harm by discussing in detail the basis for each assertion that you make and how a competitor could either use such information to cause you commercial harm or derive other information from such targets that could then be used to negatively impact the company. For example, you state that the disclosure of the operating profit targets will result in competitors obtaining insight into your budget and planning process, your views on market and industry conditions, product and service pricing, cost structure and profit margins and that, with that insight, your competitors may undermine your ability to bid on projects. However, you do not explain the reasons for believing that the disclosure of the targets will have that result or how competitors are able to obtain such insights from knowing your various targets for incentive compensation. We also note that your response and competitive harm analysis does not address the reasons for not disclosing the "predetermined capital employed" target and the financial and operating performance targets for 2007.

Notwithstanding the preceding paragraph, in the event disclosure in future filings of the quantitative or qualitative performance-related factors would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in future filings you will disclose how difficult it will be for the named executive officer or how likely it will be for the company to achieve the undisclosed target levels or other factors. Please confirm that you will disclose in future filings the factors considered by the compensation committee in setting performance-related objectives. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor